FUNDRISE

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

ANNOUNCEMENT

JP Morgan credit facility will make Fundrise one of the largest Build-for-Rent operators in the U.S.


PF 28807888

The news: Last year, Fundrise secured a $770 million credit facility from J.P. Morgan to finance approximately 35 purpose-built rental communities (around 4,000 build-for-rent units) across the Sunbelt, focusing on high-growth areas such as Georgia, the Carolinas, and Tennessee.

Why it matters: The commitment from J.P. Morgan came at a time when mortgage rates were above 7%, driving strong demand for new rental housing in growth markets. Rather than investing in one-off houses, Fundrise committed to purpose-built rental communities with diverse amenities akin to modern apartment buildings, a concept often referred to as "horizontal multifamily."

Looking ahead: As the demand for rental housing continues to grow, Fundrise remains committed to strategically expanding its BFR portfolio, capitalizing on long-term market trends and delivering consistent value to investors.

Add real estate to your portfolio

What is Build-for-Rent?

Build-for-rent focuses on building whole communities of new homes in well-located areas primed for population growth driven by technological, demographic, and affordability megatrends.

By purchasing these homes in volume directly from homebuilders and leasing them ourselves as stabilized communities, we believe we can get better prices—and returns.


Highland Townhomes
Build-for-rent community
EXAMPLE PROJECT
Location
Charleston, SC
Investment size
$73.4 million
Units
220

Highland Townhomes is just one example of a Fundrise build-for-rent project. For a full list of build-for-rent projects powering Fundrise portfolios, see www.fundrise.com/assets.

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An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

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